Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 198,826 ORDINARY SHARES (REPRESENTING 0.01% OF THE ISSUED SHARE CAPITAL) OF HILTON GROUP PLC ("THE SHARES"), AS FOLLOWS:

- 98,888 SHARES WERE ACQUIRED ON 18 NOVEMBER 2004 AT A PRICE OF 262.75P PER SHARE; AND
- 99,938 SHARES WERE ACQUIRED ON 19 NOVEMBER 2004 AT A PRICE OF 260.00P PER SHARE.

THE SHARES ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR D M C MICHELS, MR B G WALLACE AND MR C BELL, WHO ARE ALL DIRECTORS OF HILTON GROUP PLC, ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE SHARES ACQUIRED BY THE TRUSTEE ON THE DATES MENTIONED ABOVE BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC. NO ALLOCATION BY THE TRUSTEE OF THE SHARES TO THESE INDIVIDUALS OR TO OTHER EMPLOYEES HAS YET BEEN MADE.

INFORMATION REGARDING THE ACQUISITION OF THE SHARES WAS RECEIVED BY THE COMPANY ON 19 NOVEMBER 2004.

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Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR C BELL (A DIRECTOR OF THE COMPANY) THAT ON 18 NOVEMBER 2004:

1. HE PURCHASED 84,600 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 182.65P PER SHARE BY EXERCISE OF AN OPTION HELD UNDER THE HILTON GROUP 1978 EXECUTIVE SHARE OPTION SCHEME;
2. HE PURCHASED 26,496 SHARES AT 193.95P PER SHARE, 40,672 SHARES AT 207.55P PER SHARE AND 70,000 SHARES AT 244.50P PER SHARE BY EXERCISE OF OPTIONS HELD UNDER THE HILTON GROUP INTERNATIONAL SHARE OPTION SCHEME; AND
3. HE SOLD 221,768 SHARES AT 264.75P PER SHARE.

FOLLOWING THESE TRANSACTIONS, MR BELL IS BENEFICIALLY INTERESTED IN 30,549 SHARES AND HOLDS OPTIONS TO PURCHASE 1,403,708 SHARES UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES.